Mail Stop 4561

April 3, 2008

Samuel A. Flax, Esq.
Executive Vice President and Secretary
American Capital Agency Corp.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

> **Re:** **American Capital Agency Corp.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed March 17, 2008**
> **File No. 333-149167**

Dear Mr. Flax:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 1 and your disclosure that all the proceeds of the offering will be invested in agency MBS. Please provide additional disclosure in the use of proceeds section regarding the approximate amount of proceeds that will be invested in fixed rate agency MBS as compared with adjustable rate MBS, as well as the anticipated allocation amongst different types of adjustable rate MBS.

Summary Risk Factors, page 6

2.   We note your response to prior comment 6 and your revised related disclosure. The second additional risk factor relating to your dependence on your Manager and certain key personnel does not directly address the risk associated with your lack of any dedicated employees, including managers, to manage your business. Please revise this summary risk factor to more clearly convey the risk you discuss on page 10 under "Time Commitments of our Management Team."

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 41

3.   Please include a discussion of recent trends in the credit spread between U.S. Treasuries and agency MBS. Please discuss how changes in the spread can impact your business, including with respect to margin calls and other debt defaults.

Repurchase Agreements, page 43

4.   Please disclose the material terms of your master repurchase agreements, including the required "haircut," the margin call triggers and the repo lender's discretion in estimating the market value of the collateral.

Underwriting, page 102

5.   We note your response to comment 12. With respect to the managing underwriters, please expand your description of the transactions and services provided such that an investor can assess the extent of the relationship.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jessica Barberich at (202) 551-3782 or Dan Gordon, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3852.

Sincerely,

Michael McTiernan
Special Counsel

cc: David Goldschmidt *(via facsimile)*